Mail Stop 3561

September 12, 2006

Via Fax & U.S. Mail

Mr. Hanlin Chen, Chief Executive Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City Hubei Province, China 434000

> **Re: China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed May 10, 2006**
> **Form 10-Q for the quarter ended June 30, 2006**
> **Filed August 10, 2006**
> **File No. 000-33123**

Dear Mr. Chen:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2005</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23</u>
<u>Critical Accounting Policies, page 26</u>

1.   We note that your critical accounting policies disclosure is substantially similar to
        your accounting policy footnote 2. In accordance with the guidance in FR-72
        (Release 33-8350), please revise your discussion in future filings to identify the
        risks involved with critical accounting policies, analyzing to the extent possible
        factors such as:
        *   How the company arrived at the estimate;
        *   How accurate the estimate/assumption has been in the past;
        *   Whether the estimate/assumption is reasonably likely to change in the future;
            and
        *   Evaluate the sensitivity to change of critical accounting policies.

<u>2005 Versus 2004, page 31</u>
<u>Selling Expenses, page 33</u>

2.   We note from the table that you include "after sales service expense" as a selling
        expense. We note that the recognition of such amounts were the result of
        customer rights protection policies issued by the Chinese Government in 2004
        which required suppliers to pay a "3-R Guarantees" service charge, representing
        1% of the total amount of parts supplied, for repair, replacement and refund
        purposes. In this regard, please tell us why you believe it is appropriate to
        classify such expenses as part of selling and marketing rather than cost of sales or
        as a reduction to revenue in the statements of operations. Your response should
        describe for us how and when the payments are made to the automobile
        manufacturers; for example, the charges are taken as direct deduction from the
        invoiced amounts. Further, revise your notes to the consolidated financial
        statements in future filings to clearly disclose your accounting policy with respect
        to such guarantees. We may have further comment upon receipt of your response.

<u>General and Administrative Expenses, page 34</u>

3.   We note from your disclosures that warranty reserves significantly increased
        during fiscal 2005 which was the result of management's decision to increase the
        warranty rate from .9% of net sales in fiscal 2004 to 2.78% in fiscal 2005.
        However, it is unclear from your disclosure as to the reasons why you increased
        the warranty rate. Please tell us and revise your disclosure in future filings to

discuss the underlying business reasons and/or economic factors which lead to your decision to significantly increase the rate in fiscal 2005.

Disclosures about Contractual Obligations and Commercial Commitments, page 50

4.   In future filings, please revise your presentation to conform to the tabular format prescribed in Regulation S-K, Item 303(A)(5). Include all capital and operating lease obligations as well as the license obligations and purchase commitments you have already disclosed.

Consolidated Statements of Operations, page 69

5.   Please revise the statements of operations in future filings to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F. Alternatively, you may add a parenthetical note to the appropriate income statement line items or disclose in the footnotes to the financial statements.

Consolidated Statements of Cash Flows, page 73

6.   Future filings should be revised to present the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to SFAS 95, paragraph 25.

7.   We note that you have classified pledged cash deposits within operating activities of the statements of cash flows. Please tell us why you believe it is appropriate to classify such amounts within the operating section of the statements of cash flows given the nature of the amounts relate to deposits to secure trade finance provided by banks.

Notes to Consolidated Financial Statements, page 75
General

8.   In future filings, please revise to include the quarterly data required by Item 302 of Regulation S-K.

Note 1. Organization and Business, pages 75 and 76

9.   We note that although you own 44.5% of Jingzhou Henglong Automotive Parts
        Co., Ltd (Henglong) you consolidate Henglong because you believe you have
        control of the entity. Please provide us with your analysis which supports your
        accounting treatment regarding consolidation and demonstrates your ability to
        exercise control over Henglong. If you are consolidating based on a consideration
        of FIN46R, please provide us with your analysis confirming that China
        Automotive Systems is the primary beneficiary.

10.   We note your disclosure with regard to the exchange transaction in which you
        disposed of your 51% interest in Jingzhou in exchange for an additional 2.5%
        interest in Henglong. Please explain in further detail how you accounted for the
        transfer of equity interests between China Automotive and Hubei Wanlong
        Investment Company. It appears that both of these entities are under common
        control. In this regard, please tell us how you considered and applied the
        guidance outlined in EITF 90-5. You may refer to EITF 02-5 for the definition of
        common control. Also, please provide us with the journal entries you recorded in
        connection with the exchange, including any cash paid, the distribution to the
        Chairman, equity interests received and equity interests relinquished.

Note 2 - Basis of Presentation, page 77
Warranties, page 82

11.   We note that you provide for the estimated cost of product warranties at the time
        revenue is recognized. Please tell us how your accounting treatment for product
        warranties complies with the guidance set forth in FIN No. 45. Further, please
        revise your notes in future filings to provide a tabular reconciliation of the
        changes in warranty reserves for the reporting period as required by paragraph
        14b of FIN No. 45 and ensure that other disclosure requirements under FIN 45,
        where applicable, are met in future filings. Please also similarly address your "3-
        R Guarantees."

Note 13. Minority Interests' Equity, page 94

12.   According to your disclosure, the minority interest shareholder of Shenyang
        simply transferred their interest in Shenyang to Shenyang Jinbei Automotive
        Company Ltd. and no additional capital amounts were contributed from the
        minority interest to Shenyang which as a result decreased their ownership interest
        from 45% to 30% in fiscal 2004. In this regard, please explain to us and revise
        future filings to disclose the facts and circumstances behind the contribution of
        capital from a minority shareholder to one of the consolidated subsidiaries in the

amount of $1,251,085 as disclosed on page 47,. Please tell us how you account for such increases in the registered capital of the subsidiary entities. Your response should also address any gain you recognize on such transactions. Refer to the guidance in SAB Topic 5H.

Note 15. Additional paid-in capital, page 96

13. Please provide us with further details on the issuance of stock options to independent directors that resulted in amounts credited to additional paid in capital. Please note that in SFAS 123, the definition of employee states that non-employee directors acting in their role as members of an entity's board of directors shall be treated as employees if elected by the shareholders. If the options were awarded to the individuals as compensation for their services as directors, accounting would be the same as options issued to employees, with no compensation expense recognized since the awards were issued at the fair market value on the date of grant.

14. We note from page 61 that you paid over $2 million to construct buildings for WuHan Information for which you have a receivable on your balance sheet at December 31, 2005. Please clarify how the construction and donation of buildings to WuHan resulted in entries to your additional paid in capital and contributions from minority interests. Tell us further details concerning the arrangement whereby you "disposed" of two of the buildings to WuHan and also recorded a receivable from WuHan for the costs you incurred. Include in your response why you believe the $2,636,444 is still collectible given that as of June 30, 2006, none of these amounts were paid.

Note 16. Non Operating Income, page 96

15. We note from note 10 that you wrote off $680,980 of accounts payable due to suppliers that were no longer going to be collected. Please tell us why you believe you were no longer obligated to repay such amounts to the vendors. Your response should specifically discuss any triggering events and facts and circumstances which support your decision to write-off such amounts during the fourth quarter of fiscal 2004. Further tell us why you believe it is appropriate to classify these amounts in non-operating income, as it appears the amounts were incurred in the normal course of business and the write-offs should be classified in the same manner as the original expense.

16. We note that you have reflected gains on sales of company vehicles and disposals of equipment as a component of non-operating income. Please revise future filings to reflect these gains as a component of operating income. Refer to the

guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

17.   Please provide us with further details on the nature of the government subsidies you have received in each year. We see from page 36 that the PRC government provides for allowances to companies when domestic equipment is purchased for use in operations. It appears as though the income recorded for these subsidies was really reimbursement of expenses under certain government programs for equipment. If so, please revise future filings to include the reimbursements as a reduction of your equipment purchases or tell us why you are not required to do so.

18.   Please revise your notes in future filings to disclose the nature of non-operating income generated from selling materials. Your response should also address why you believe it is appropriately classified as non-operating rather than operating income.

Note 22. Related Party Transaction, page 102

19.   Please tell us whether the amounts paid by Sino-American on behalf of the company during 2004 were recorded in your statement of operations. If not, please tell us how such amounts were accounted for within your financial statements and how your treatment complies with SAB 5T. Please tell us and revise future filings to disclose the nature and terms of the advanced payments of $2.1 million and $3.9 million presented on the face of your balance sheet for the years ended December 31, 2005 and 2004, respectively, if the advance payments related to the Sino-American arrangement then explain why, since your disclosure indicates the licensing agreement was terminated in April 2004. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006
Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27
Depreciation and Amortization, page 33

20.   Please provide us with further details including the nature of the costs and the amounts included in organization costs and amortized during the first quarter of 2006. Please note that organization and start-up costs should be expensed as incurred. Refer to SOP 98-5, paragraph 12.

Note 1. Organization and Basis of Presentation, page 8

21.   We note from your disclosure on page 12 that you received $5,000,000 in
        exchange for 625,000 shares of common stock, and as part of the financing costs,
        you issued 86,806 and 69,444 warrants to purchase shares of your common stock
        at an exercise price of $14.40 and $18.00 per share, respectively. Please tell us
        and revise your footnote to disclose how you valued and accounted for the
        warrants within your financial statements. If the value of the warrants was
        deemed immaterial, then specifically state so, and provide us with your analysis
        which supports the basis for your conclusion.

22.   We also note that you have an existing agreement to pay Sterns, Agree & Leach,
        Inc. and Trenwith Securities, LLC a commission of $250,000 and warrants to
        purchase 31,250 shares of your common stock. Please tell us and revise your
        disclosure to address how such commission fees and warrants were accounted for
        and recorded within your financial statements. If no amounts were recorded,
        please explain why and provide us with the accounting literature which supports
        your treatment.

Form 10-Q for the quarter ended June 30, 2006
Liquidity and Capital Resources, page 47

23.   Your discussions of operating cash flows are overly general and essentially
        recitations of the items contained within your statements of cash flows. Please
        refer to SEC Release 33-8350 and revise to provide enhanced disclosure of the
        underlying reasons for changes. For example, your accounts and notes receivable
        balances significantly increased from $41,580,320 at December 31, 2005 to
        $53,019,759 at June 30, 2005, representing a cash outflow item of $11,818,049 on
        your statements of cash flows. However, little, if any, discussion is provided in
        the liquidity section with respect to the underlying reasons or economic factors
        contributing to the increase. Please advise and revise future filings, accordingly.

                                    ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief